UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): December 13, 2022

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

As previously announced on November 22, 2022, Denbury Inc. (the "Company") is hosting a CCUS Business Outlook webcast this morning, December 13, 2022, to review the Company's carbon capture, utilization and storage ("CCUS") strategy, growth plans and financial projections. The webcast and a question and answer session are scheduled to begin at 10:00 a.m. CST. To register for and listen to the webcast, investors should visit the Investor Relations section of the Company's website at www.denbury.com.

A copy of the presentation materials accompanying the webcast is attached as Exhibit 99.1 to this Current Report on Form 8-K, and has been posted on the Company's website in the Investor Relations section at www.denbury.com.

The information being disclosed under this Item 7.01 and in Exhibit 99.1 hereto is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference into any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury CCUS Business Outlook presentation, dated December 13, 2022.
104	The cover page has been formatted in Inline XBRL.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	Denbury Inc. *(Registrant)*	
Date: December 13, 2022	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

Carbon Capture, Utilization, and Storage (CCUS) Business Outlook



Denbury

TODAY'S AGENDA

Opening Comments	**Mark Allen**
CCUS Strategy / Overview	**Chris Kendall**
Commercial Development	**Nik Wood**
Outlook / Summary	**Chris Kendall**
Q&A	**DEN Management**

Cautionary Statements

Forward-Looking Statements: The data and/or statements contained in this presentation and the accompanying webcast that are not historical facts, including, but not limited to, statements regarding possible or assumed future cash flows and EBITDA (a non-GAAP measure, see *Statement Regarding Non-GAAP Financial Measures below*), volumes of CO_2 expected to be transported, stored, or utilized, capital expenditures, and other plans and objectives for Denbury's future carbon capture, use and storage activities ("CCUS") are all forward-looking statements, as that term is defined in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve a number of risks and uncertainties.

Such forward-looking statements generally are accompanied by words such as "plan," "estimate," "expect," "predict," "forecast," "to our knowledge," "anticipate," "projected," "preliminary," "should," "assume," "believe," "may" or other words that convey, or are intended to convey, the uncertainty of future events or outcomes. Such forward-looking information is based upon management's current plans, expectations, estimates, and assumptions that could significantly and adversely be affected by various factors discussed below, many of which are beyond our control. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by us or on our behalf.

Among the factors that could cause actual results of our CCUS activities to differ materially from the projections herein are the successful completion of technical and feasibility evaluations; in certain cases raising of funds sufficient to build and operate such projects; the construction or installation of add-on or new facilities being built and brought into functioning operational status; and receipt of required regulatory approvals or classifications, along other variables and timing considerations and with the risks and uncertainties set forth from time to time in the Company's public reports, filings and public statements including, without limitation, the Company's most recent periodic reports on Form 10-K and 10-Q.

Statement Regarding CCUS "Agreements": References in this presentation to CCUS "Agreements" refers to both executed definitive agreements and executed term sheets or letters of intent covering various CCUS arrangements. In the case of arrangements covered by term sheets or letters of intent, those arrangements are subject to the negotiation and execution of definitive enforceable agreements.

Statement Regarding Non-GAAP Financial Measures: This presentation also contains certain non-GAAP financial measures, particularly those pertaining to EBITDA (earnings before interest, taxes, depreciation and amortization). The projections of EBITDA contained herein are not reconciled to any GAAP measure given that no comparable future GAAP measure currently exists. Management believes EBITDA projections may be helpful to investors in order to assess the Company's future CCUS activities as compared to that of other companies in the industry. Future EBITDA projections should not be considered in isolation, as a substitute for, or more meaningful than GAAP measures of net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP.

Mmtpa: Million metric tons of CO_2 per annum.

Denbury

CCUS Strategy / Overview

Chris Kendall
Director, President and Chief Executive Officer



DENBURY – A Unique Carbon Solutions Company

MISSION

Carbon solutions to provide the world's energy needs and a sustainable future

AT A GLANCE

Enterprise value: **$4.1 Bn**

YE21 Oil & gas reserves: **192 MMBoe**

2022E Sales volumes: **~47.5 MBoe/d**

Existing CO_2 pipelines: **1,300+ Miles**

2022E Total CO_2 sourced: **14 Mmtpa; ~30% industrial**

2021 Scope 1, 2 emissions: **Net negative 2 million tonnes**

Target to be Scope 1, 2, 3[1] Net negative by 2030

(1) Scope 3 refers to Scope 3 Category 11 (Use of Sold Products)

Rocky Mountain Region


MT
ND
WY
Denbury CO2 pipelines
CO2 pipelines owned by others
Natural CO2 source
Industrial CO2 source
Denbury – EOR production
Denbury – non-EOR production

Gulf Coast Region


TX
LA
MS
AL

CCUS – A Proven Pathway to Significantly Reduce CO_2 Emissions

Denbury Owned / Managed Processes

CAPTURE



TRANSPORT



STORE / UTILIZE



MONITOR / VERIFY



CCUS is an effective, low-cost solution using proven technology to capture CO_2 emissions and inject them permanently underground or use them in creating various products



ENHANCED OIL RECOVERY (EOR)



SEQUESTRATION



OTHER USES

Decarbonization Relies on CCUS

Global Carbon Capture Required to Meet IEA Net Zero Emissions (NZE)
CO_2 (Mmtpa)


6,231
145X
1,224
28X
43
2021
2030
2050

- **Massive expansion in CCUS to meet IEA Net Zero Emissions (NZE) Scenario**
  - CCUS identified as 2nd largest contributor to NZE (2021) behind wind & solar
- **CO_2 capture largely driven by industry, power, and fuel transport sectors**
  - Approximately 65% contribution from coal power, hydrogen fuel and various industries
  - 10 new CCUS facilities required to be commissioned each month to meet 2030 goal
  - Direct air capture approximately 5% of 2030 goal
- **Various governments have pledged >$20 B in 2021 toward CCUS projects**

Source: International Energy Agency (2022), Net Zero by 2050, IEA, Paris

Bipartisan Support for CCUS Development

Infrastructure Investment and Jobs Act – approved December 2021

- $6.5 B in carbon management funding – carbon capture technology, carbon storage validation, carbon utilization, direct air capture
- Office of Clean Energy – $3.5 B carbon capture demo – $8 B hydrogen hub
- Dept. of Energy & Office of Fossil Energy and Carbon Management
  - \$2.1 B CO_2 infrastructure funding

§ 45Q IRC CO_2 incentive – Inflation Reduction Act

- Trump administration implemented increased incentives in 2020 / 2021
- Biden administration enhanced by 70% in 2022 to $60 (utilization) and $85 (sequestration) per tonne
- 12-year tax incentive (initial 5 years direct pay)

§ 45V IRC Hydrogen incentive – Inflation Reduction Act

- Hydrogen (\$3/kg) <4kg CO_2/kg H_2
- 10-year production credit
- Does not stack with § 45Q incentives

Increasing CCUS Scale With IRA and Technology

- **New technologies and enhanced §45Q levels ($35 / $50 to $60 / $85 per tonne) bring post-combustion emissions into economic capture window**
- **Emerging technologies driving down the cost of CO_2 capture by up to 40%**
  - Membrane-based technologies offer lower cost of capture for lower volume levels
  - Liquid technologies (solvent-based) offer lower cost of capture at higher volumes; benefit from economies of scale
- **DEN assessing equity investments / partnerships with multiple CO_2 capture technology companies**
  - Insights into capture technology innovation
  - Increases potential transportation and storage opportunities

Industry Capture Cost per Metric Ton

$ per tonne



90
80
70
60
50
40
30
20
10
0
Current §45Q
Previous §45Q
Original §45Q
Gas Processing
Ethanol
Ammonia
Chemicals
Hydrogen
Cement
Refineries
Coal Power
Gas Power
Steel
Petrochem
Compression / dehydration
Membrane–based solutions
Amine / solvent solutions

Source: Great Plains Institute, *Transport Infrastructure for Carbon Capture and Storage*

Substantial Anticipated Market Growth for Ammonia



Annual Global Ammonia Demand Outlook
Million metric tons
Energy/hydrogen carrier
Power generation
Marine fuel
Traditional demand
575
185
>3X
Ammonia potential as a hydrogen carrier
2020
2050
IEA Net Zero Emissions (NZE)

Blue Ammonia

Ammonia production whereby CO_2 byproduct is captured and stored securely underground

Ammonia as a carrier for **2%** of the projected 2050 global hydrogen market would account for **50 million tonnes**

Ammonia co-firing for **1%** of the world's coal-fired power generation would result in **50 million tonnes**

Using ammonia for 5% of global marine fuel market would represent **25 million tonnes**

U.S. Gulf Coast – A World-class CCUS Opportunity

- **The Gulf Coast has one of the highest concentrations of stationary CO_2 emissions**
- **Advantaged for greenfield projects**
  - Access to low-cost natural gas feedstock, waterways and deepwater ports, supportive regulatory policy
- **Expandable CO_2 pipeline infrastructure already in place**
  - DEN has the only dedicated CO_2 pipeline network in the Gulf Coast at >900 miles
- **High-quality geology for secure long-term storage of CO_2**
  - Large reservoirs and high injectivity
  - Approximately 5 trillion tonnes potential storage capacity in the U.S. Gulf Coast



Denbury CO2 pipelines
Stationary CO2 emissions
Saline aquifer CO2 storage capacity
low to high

~240 Mmtpa emissions within 30 miles of DEN Gulf Coast system

Source: 2021 EPA Greenhouse Gas Reporting Program data, National Energy Technology Laboratory: 1NATCARB Medium (P50) saline aquifer CO_2 storage capacity , Great Plains Institute, *Transport Infrastructure for Carbon Capture and Storage*

Denbury Carbon Solutions Strategy

Advancing decarbonization by providing the industry's most efficient, most reliable CCUS service network; driving value for our communities and our stakeholders

- **ESTABLISH FIRST MOVER ADVANTAGE; LEVERAGE EXISTING CO_2 ASSETS AND SKILLS**
- **CAPTURE SIGNIFICANT SCALE WITH CO_2 TRANSPORT, STORAGE, AND UTILIZATION AGREEMENTS**
- **GROW VALUE-DRIVEN MARKET LEADERSHIP; EXPAND INTO NEW GEOGRAPHIC AREAS**
- **PURSUE STRATEGIC VALUE ENHANCEMENT THROUGH CCUS INDUSTRY PARTNERSHIPS**

We are Best Positioned to Lead in CCUS

Denbury combines four key elements for CCUS success	
Focused Strategy	• Historic CO_2 EOR operations underpin future growth strategy centered on CCUS
Advantaged Infrastructure	• Industry leading position with >1,300 miles of CO_2 pipelines; future expansion to maximize CCUS scale • >750 CO_2 injection wells operating; analogous to Class VI injection wells
Deep Expertise	• Multiple large-scale EOR developments & CO_2 pipeline projects executed over 20+ years; supports development and operation of sequestration sites and new CO_2 pipelines • Extensive subsurface modeling and CO_2 management skillset is highly adaptable to CCUS
Financial Strength	• Free cash flow generated from low-decline EOR assets; drives capacity to organically fund CCUS growth



Focused Strategy
Financial Strength
Advantaged Infrastructure
Deep Expertise

Substantial DEN Growth from Extensive CCUS Negotiations

Actively engaged with customers covering ~55 Mmtpa of brownfield / greenfield projects:

- Power generation
- Refinery
- Petrochemical
- Hydrogen
- Ammonia
- Biofuels
- Gas processing
- LNG
- Steel
- Cement

Outlook for DEN CCUS Volumes

CO_2 transport & storage volumes (Mmtpa)



125
100
75
50
25
0
Current Agreements
Ongoing Negotiations
2030 Plan
Future Potential

Key Takeaways from Today

- **DEN U.S. Gulf Coast CO_2 pipeline network expandable to transport ~150 Mmtpa for long-term storage**
- **2 new sequestration sites in MS and LA expand portfolio to ~ 2 B tonnes; First Class VI permit submitted in November 2022**
- **DEN outlook for 2030E Volumes 50 – 70 Mmtpa and EBITDA[1] $650 – 900 MM; Executed CO_2 transportation and storage agreements currently total 20 Mmtpa**
- **CCUS business projected self-funded beginning 2026/2027; Free cash flow from oil business fully funds estimated CCUS capital @ $60 WTI through 2030**
- **Target to be Scope 1, 2, 3[2] net negative by 2030; Currently Scope 1 and 2 net negative**

(1) See "Statememt Regarding Non-GAAP Financial Measures on Slide 3 (2) Scope 3 refers to Scope 3 Category 11 (Use of Sold Products)

Denbury

Sustainably meeting energy needs – now and into the future

Denbury

Commercial Development
Emissions / Pipelines / Storage

Nik Wood
Sr. Vice President, CCUS



U.S. Gulf Coast – Major Source of Existing CO_2 Emissions

U.S. Gulf Coast Emissions w/in 30 Miles of DEN Pipelines

CO_2 (Mmtpa)



70
Power Gen
58
Petrochem
26
Refining
22
NG Processing
14
Hydrogen
11
Ammonia



Denbury CO2 pipelines
Stationary CO2 emissions
Planned Denbury sequestration site
TX
LA
MS
AL
Beaumont Port Arthur Lake Charles
~60 Mmtpa from 75 sources
Avg. distance from DEN 10-15 miles
Houston Ship Channel
~65 Mmtpa from 100 sources
Avg. distance from DEN 10-15 miles
Louisiana Industrial Corridor
~75 Mmtpa from 110 sources
Avg. distance from DEN 15-20 miles
Mobile Bay
~12 Mmtpa from 30 sources
Avg. distance from DEN 25-30 miles

Source: 2021 EPA Greenhouse Gas Reporting Program data

~240 Mmtpa within 30 miles of DEN Gulf Coast system; provides unique transportation and storage opportunities

Rocky Mountains – An Emerging CCUS Opportunity

- **Nearby emissions primarily from power generation**
  - 9 Mmtpa existing with multiple proposed greenfield projects
  - DEN signed agreement for Wyoming hydrogen newbuild w/ up to 1 Mmtpa CO_2
- **Future potential CO_2 sources include SW Wyoming and Casper**
- **Wyoming pursuing Infrastructure Bill funding for future Hydrogen hub**
- **Potential multiple direct sequestration opportunities**
  - Identified CO_2 injection locations include both federal and private lands
- **Cedar Creek Anticline EOR production remains on plan for 2H 2023**



Denbury CO2 pipelines
Other CO2 pipelines
Stationary CO2 emissions
ND
MT
WY
NE Wyoming
~9 Mmtpa existing from 10 sources
Power Gen Petroleum / Natural Gas
SW Wyoming
~17 Mmtpa existing from 14 sources
Power Gen Mining / Mineral Production Chemicals Fertilizer
Casper
~6 Mmtpa existing from 6 sources
Power Gen Petroleum / Natural Gas

Source: 2021 EPA Greenhouse Gas Reporting Program data

CCUS Commercial Structures

Types of Emissions Agreements	Transportation	Transportation & Storage	Capture, Transportation, Storage
	Leverage DEN pipeline system to move CO_2 to 3rd party storage	Connect lateral to industrial customer; move CO_2 to DEN owned and operated secure storage	Turnkey operation for customers who prefer full-service solution
% of anticipated DEN volumes	5 – 10%	80 – 90%	5 – 10%
Agreements announced (million metric tons per year)	1.5	18.5	–
Anticipated avg. revenue ($/tonne)	$5 – 15	$15 – 25 (sequestration) $0 – 10 (EOR)	$85 §45Q (less market-priced fee paid to industrial customer)
Term length (years)	Up to 20	12 – 20	12+ (§45Q term)
Capital intensity	Low	Medium	High

Note: Anticipated revenue per agreement subject to pipeline capital costs and §45Q levels.

20 Mmtpa Under Existing Transport & Storage Agreements

CO_2 Emissions Agreements
Mmtpa

DEN announced contracts equivalent to ~47% of current global CO_2 capture[(1)]



2
2
5
7
19
20
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22 To-date

DEN executed agreements	Planned location	Industry type	CO_2 volume (Mmtpa)	Expected start date
Wyoming hydrogen facility	WY	Hydrogen	Up to 1	2024 / 2025
Infinium	S TX	Low carbon fuels	1.5	2025
Gulf Coast biofuels facility	S TX	Biofuels	Up to 1	2025
Louisiana chemicals facility	LA	Chemical plant	0.4	2025
Nutrien	SE LA	Blue ammonia	1.8	2027
Mitsubishi	LA	Blue ammonia	1.8	Second half of decade
Lake Charles Methanol	LA	Blue methanol	1	2027
Clean Hydrogen Works	SE LA	Blue ammonia	Up to 12	2027 (initial phase)

(1) Global carbon capture of 43 million metric tons in 2021 per IEA World Energy Outlook 2022

Clean Hydrogen Works – Ascension Clean Energy Project

- **Planned to be one of the largest "Blue Ammonia" complexes in the world**
  - 7.2 million tons per year of ammonia (2 Blocks)
  - CO_2 offtake volume up to 12 Mmtpa
  - 12-year term agreement; Start date 2027 (1st Block)
- **DEN equity owner in the ACE project with $20 MM investment(1)**

75% of Ammonia Offtake Under LOI w/ Large International Buyers



MS
LA
AL
TX
Donaldsonville
Planned Blue ammonia site
Denbury pipeline infrastructure
Secured sequestration site
Stationary CO_2 emissions

Source: 2021 EPA Greenhouse Gas Reporting Program data

Block 1 Timeline

1,700-acre site – West bank of Mississippi River in Donaldsonville

FEED Study Sign Offtake Agreements Secure Capital Commitment	Final Design & Construction	On Production

2024 Final investment decision

2027 Plant commission & start up

HAFNIA Denbury

(1) $10 MM of the $20 MM amount is subject to the achievement of key milestones, expected in early 2023.

DEN Competitive Advantage – CO_2 Transportation

- **>1,300 miles of existing DEN CO_2 pipelines (approximately 25%[(1)] of existing U.S. total)**
  - Specifically built for purpose of moving CO_2
  - High efficiency and flexibility through supercritical operating pressure w/ ANSI 900 rating
- **Transport capacity of current network and future planned expansions ~150 Mmtpa**
  - Capacity expansions of existing pipelines through pump stations and line looping in heavy emissions areas
  - Future extensions of major DEN pipelines along Texas Gulf Coast, to New Orleans and SW Alabama
- **Unparalleled redundancy and reliability for industrial customers**
  - Proven reliability over 20+ years of operation; nearly 100% uptime
  - CO_2 fungibility to balance entire system between multiple emissions sources and offtake locations to EOR / sequestration



Note: Picture highlights 2021 installation of CCA CO_2 pipeline in Rocky Mountain region

(1) Per 2021 National Petroleum Council Report, *Meeting the Dual Challenge*

Current Flow of CO_2 Through DEN Gulf Coast Pipeline System

Pipeline	Size (in)	Distance (miles)
Green	24	320
NEJD	20	183
Delta	24	108
Free State	20	86
West Gwinville	18	51
Other	Vary	202



Denbury CO_2 pipelines
Natural CO_2 source
Industrial CO_2 source
Denbury – EOR production
Stationary CO_2 emissions
Single direction flow
DEN currently moving 10 Mmtpa
Green Pipeline current capacity 16 Mmtpa
NEJD Pipeline current capacity 11 Mmtpa
MS
LA
AL
TX
Houston
Donaldsonville
Source: 2021 EPA Greenhouse Gas Reporting Program data

Network Approach Significantly Expands Green Pipeline Capacity

Green Pipeline Capacity
CO_2 (Mmtpa)



Single Entry and Exit – 16 Mmtpa
Multiple Entry and Exit – >50 Mmtpa
From industrial source
To EOR / sequestration

- **Green Pipeline capacity expandable to >50 Mmtpa; Network approach provides greatest reliability and volume capacity**
  - Emissions can move multiple directions on same pipeline, subject to EOR and sequestration site locations
  - Targeted 100% uptime for customers
- **Limitations on point-to-point system**
  - Fixed capacity with defined number of emitters and one storage location
  - Lack of redundancy risks system downtime
- **Similar expandability for NEJD pipeline**
  - Recent Mississippi sequestration site addition increases flexibility (fungibility of molecules)

Future Potential – Optimized Network to Maximize CO_2 Flows

Multi-directional flow

DEN capable to move

>150 Mmtpa

w/ strategically located emissions / sequestration sites



Denbury CO_2 pipelines
Potential future Denbury CO_2 pipeline
Natural CO_2 source
Potential future CO_2 source
Denbury – EOR production
Potential future Denbury sequestration site
Stationary CO_2 emissions
MS
LA
AL
TX
Houston
Donaldsonville

Source: 2021 EPA Greenhouse Gas Reporting Program data

EOR Provides Large-scale CO_2 Associated Storage Today



- **More than 20 active EOR floods connected to DEN pipeline infrastructure**
  - Cedar Creek Anticline EOR began injection in 1H22 (remains on schedule for production response in 2H23)
- **DEN Class II injection for 2021 totaled approximately 70 Mmtpa (recycled volumes and new purchase)**
- **DEN EOR has resulted in cumulative associated storage of >225 million metric tons of CO_2**
- **Over 400 million metric tons of future CO_2 utilization potential in our EOR fields**

The Most Environmentally Friendly Oil on the Planet

- Petroleum-based fuels remain a significant contributor to the global economy in all IEA scenarios
- Blue oil (negative CI score) and Electrofuels (net zero target) are direct drop-in fuels without modifications to infrastructure

Carbon-negative Blue oil is Scope 1, 2, 3[1] negative

Approximately 28% of DEN current production is Blue oil

Net Negative CO_2 Per Barrel Produced

CO_2 emissions (metric tons/thousand barrels)



-770
Industrial CO2 Injected
+30
Scope 1
Direct development & operations
+40
Scope 2
Indirect emissions, utilities & electricity
+460
Scope 3
Transportation, refining and combustion of petroleum products
-240
Net negative carbon emissions

(1) Scope 3 refers to Scope 3 Category 11 (Use of Sold Products)

Alliance with Infinium to Deliver Low-Carbon Electrofuels

INFINIUM™

Infinium Electrofuels Production Process



H_2O
CO_2
H_2

Renewable power and water produce green hydrogen

Green hydrogen & CO_2 converted to premium transportation fuels using Infinium proprietary technology

Result is net-zero carbon jet and diesel fuel for use in existing modes of transportation

- **Denbury to source and transport industrial CO_2 to be utilized in proposed Infinium plants that will be located in Brazoria County (SE Texas) near Denbury's existing pipeline infrastructure**
- **Infinium facilities planned to be ready in 2025 and will utilize 1.5 Mmtpa of CO_2 per year that would otherwise be emitted into the atmosphere**
- **Denbury has the opportunity to potentially invest alongside Infinium in these projects**

DEN Competitive Advantage – CO_2 Storage

- **20+ years of CO_2 injection and monitoring through EOR provides technical leadership**
  - Multiple large-scale EOR developments and CO_2 pipeline projects
  - Extensive subsurface modeling and monitoring skillsets used in EOR is highly adaptable to CCUS
  - Currently operate >750 CO_2 injection wells
- **7 sequestration sites with ~2 B metric tons in CO_2 storage potential**
  - Recently-added 2 new sequestration sites: Central Mississippi along NEJD Pipeline and in SW Louisiana near Green Pipeline
  - Strategically positioned to expand network capacity
- **Submitted 1st Class VI permit and anticipate multiple additional submittals in early 2023**
  - Active ongoing engagement with EPA
  - Commence drilling of multiple stratigraphic test wells in early 2023 (AL, LA, MS)



Advancing ~2 B Metric Tons of CO_2 Sequestration Projects

	(1) GCMP	(2) (3) Aries, Gemini	(4) Pegasus	(5) Orion	(6) Draco	(7) Leo
Potential storage capacity (million metric tons)	400	300	500	300	250	275
Anticipated injection capacity (Mmtpa)	5-10	10-20	10-20+	10-20	5-10	5-10
Distance to DEN pipeline (miles)	25	5,10	95	90	25	0
Acreage	850	29,000	84,000	75,000	31,000	16,000
Geologic description	Salt Dome	Low-dip Stratigraphy, Structural	Low-dip Stratigraphy	Low-dip Stratigraphy	Low-dip Stratigraphy	Low-dip Stratigraphy
Potential first injection	2025	2025-2026	2026-2027	2026	2026	2025


Denbury CO2 pipelines
Previously announced sequestration site
New sequestration site
MS
LA
AL
TX
1
2
3
4
5
6
7
Source: 2021 EPA Greenhouse Gas Reporting Program data

- **Added 2 additional sequestration sites that expand the capacity and flexibility of DEN storage system**
- **Total potential CO_2 storage now ~2 B metric tons**
  - Anticipate adding additional sequestration sites
- **Drilling stratigraphic test wells beginning in early 2023 (3 wells planned in AL / LA / MS)**
- **Submitted initial Class VI injection permit with the EPA in November 2022**

Progressing Safe and Secure CO_2 Storage

Key Steps In De-risking Geologic Sequestration

- **Seismic data interpretation** – identify key horizons, reservoir characteristics and initial trapping mechanisms
- **Evaluation of existing wellbores** – determine if well intervention is necessary prior to CO_2 injection
- **Geologic model construction** – analyze potential CO_2 injection intervals and confining zones
- **Reservoir simulation modeling** – optimize well locations and injection strategies using simulation and CO_2 plume modeling
- **Stratigraphic test well drilling** – gather core to confirm understanding of subsurface zones (injection and confining)

Multiple Layers of Storage Security(1)

Over time


Mineral Trapping
CO2 gradually forms new minerals
Solubility Trapping
CO2 dissolved in formation water
Residual Trapping
CO2 trapped in pore space
Structural Trapping
Free-Phase CO2 trapped due to a physical boundary
Active Injection
Post Injection

DEN seismic interpretation



DEN constructed geologic model



(1) IEA Geologic Storage of Carbon Dioxide publication

Well Positioned to Deliver on Class VI Development

DEN Clear Leader in Class II CO_2 Injection

>750 CO_2 injection wells operating in the U.S.

DEN Class II Injection Wells in U.S. Gulf Coast

Count[1]



544
64
46
12
11
Denbury
Hilcorp Energy
Petco Energy
Tellus Operating Group
TMR Exploration

(1) Active Class II permits; filing data from RRC, MSOGB, LNDR



Class II Well
Class VI Well
Top of cement required above USDW
Top of cement required to surface
Direct pressure monitoring gauge

Highly similar construction Class II vs. Class VI injection well

Extensive Depth of Experience in Managing CO_2

- **Surface and Groundwater**
  - LIDAR
  - Strain gauges and inclinometers
  - Aerial and visual ground surveillance
  - Seismicity monitoring
  - Groundwater and above confining zone geochemical analysis
- **Wellbore Surveillance**
  - Evaluate well conditions with in-house developed dashboard for continuous monitoring of pressure, temperature, and rate
  - Internal and external mechanical integrity testing
  - Downhole well-logging routine
- **Injection Zone**
  - Reservoir simulation to model CO_2 plume movement
  - Routine seismic for indirect monitoring and geophysical modeling
- **Pipeline Operations**
  - 24-hour data control center
  - Monitor and control critical pipeline operating conditions


Denbury


Ground Water
Sampling Interval







Example DEN CO_2 Sequestration Site


Industrial facility
Bulk CO_2 pipeline
In-field CO_2 injection lines
Monitor well
CO_2 injection well

Sequestration results in 90% less surface impact than oil & gas


O&G/EOR
Example unit area


5,000’
Sequestration zone
12,000’

Generic 100 – 200 million metric ton site

- **20-year injection life @ 5 – 10 Mmtpa**
- **5 – 10 injection wells – avg. rate 0.5 – 1.5 Mmtpa per well**
- **Estimated capex $2 – 4 per tonne**
  - acquisition cost, seismic, wells (injection / monitoring), lateral pipeline, distribution network, abandonment
- **Anticipated opex $5 – 9 per tonne**
  - surveillance, utilities, repair & maintenance, labor, insurance, pore space payment

Note: Schematics are for illustrative purposes. All pipelines will be located underground

Commercial Development – Forward Focus

2023	2024 / 2025	2026 and beyond
• Continue to capture emissions market and add sequestration sites to the portfolio • Drill stratigraphic test wells and submit additional Class VI storage permits • Purchase long-lead items for network buildout • Carbon capture technology investments / partnerships	• Construction and development of multiple sequestration sites; Drilling Class VI injection wells • Initial volumes expected into the DEN system in 2025 • Install pipeline extensions / expansions to optimize capacity	• Significantly ramp industrial-sourced CO_2 emissions onto the DEN network • Continue buildout of pipeline network to emitters and sequestration sites • Expand DEN CO_2 transport and storage services into new areas

Denbury

Outlook / Summary

Chris Kendall
Director, President and Chief Executive Officer



Projecting Substantial Growth in CCUS Volumes and EBITDA

- Initial volumes anticipated in 2025; **50 – 70 Mmtpa projected 2030 avg.** (~50/50 brownfield/greenfield split)
- Cumulative capital investments **estimated $1.6 – $2 B** from 2023 to 2030;
  - Avg. $200 – 250 MM per year
  - Highest investment period expected 2024 – 2025
  - Anticipated 30 – 35% spend on pipelines, 65 – 70% on sequestration sites
- Ability to organically fund CCUS capital expenditures through 2030 with oil @ $60 WTI
- CCUS self-funding **beginning 2026/2027**

Projected Transport & Storage Volumes / **Estimated Annual EBITDA[1]**



CO_2 (Mmtpa)
$MM
Volume ranges
EBITDA ranges
80
60
40
20
0
1000
800
600
400
200
0
2026
2028
2030

(1) See "Statememt Regarding Non-GAAP Financial Measures on Slide 3

Key Takeaways from Today

- DEN U.S. Gulf Coast CO_2 pipeline network expandable to transport **~150 Mmtpa** for long-term storage
- 2 new sequestration sites in MS and LA expand portfolio to **~ 2 B tonnes;** First Class VI permit submitted in November 2022
- DEN outlook for 2030E Volumes **50 – 70 Mmtpa** and EBITDA[(1)] **$650 – 900 MM;** Executed CO_2 transportation and storage agreements currently total 20 Mmtpa
- CCUS business projected **self-funded beginning 2026/2027**; Free cash flow from oil business fully funds estimated CCUS capital @ $60 WTI through 2030
- Target to be **Scope 1, 2, 3[(2)] net negative by 2030;** Currently Scope 1 and 2 net negative

(1) See “Statememt Regarding Non-GAAP Financial Measures on Slide 3 (2) Scope 3 refers to Scope 3 Category 11 (Use of Sold Products)

Denbury

Q&A Session

Chris Kendall
Director, President and
Chief Executive Officer

Mark Allen
Executive Vice President,
Chief Financial Officer, Treasurer
and Assistant Secretary

Jim Matthews
Executive Vice President,
Chief Administrative Officer,
General Counsel and Secretary

David Sheppard
Executive Vice President,
Chief Operating Officer

Jenny Cochran
Senior Vice President,
Business Services

Matt Dahan
Senior Vice President, Business
Development and Technology

Nik Wood
Senior Vice President, CCUS

Randy Robichaux
Vice President, Health, Safety,
and Environmental

Brad Whitmarsh
Vice President, Investor Relations

